September 3, 2008

VIA EDGAR

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Datacomputer, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2008 File No. 000-15885

Ladies and Gentlemen:

On behalf of National Datacomputer, Inc. (the “Company”), I am submitting this letter in response to comments contained in the letter dated August 20, 2008 from the Securities and Exchange Commission (the “Commission” or the “Staff”) to William B. Berens, President and Chief Executive Officer of the Company.  As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 38

1.	Question: We note your response to prior comment number 2 and have the additional comments:

•
Please tell us whether you sell your annual maintenance contracts as part of the multiple-element arrangements accounted for under SOP 97-2 and if so, how you establish VSOE for the maintenance contracts;

•	Tell us whether implementation services are considered essential to the functionality of your software; and

•	Confirm to us that you will revise your revenue recognition policy in future filings to specifically address each of the products and services you sell.

Response:

•
The Company has been offering annual maintenance contracts to its customer since its inception in 1986 for their legacy products. When the commencement of the new route accounting software product in 2004, the Company continues to offer annual maintenance and support programs for this new product line. These programs are part of the multiple-element arrangements, which are accounted for under SOP 97-2.  Historically, the Company has determined that the value of these maintenance and support programs have been approximately 15-18% of the total contract price.  Based on the above history of offering these annual maintenance contracts and how the Company has determined the value of these contracts, we believe that the Company has established VSOE under SOP 97-2.

•
The implementation of the Company’s route accounting software product requires that certain services are performed which have been deemed to be essential to the functionality of the software.  To date, the Company has provided the implementation services and we have deferred revenue accordingly.  Recognition of revenue associated with the sale of software is deferred until such time that the implementation has been completed and the customer has accepted the software.

•	The Company agrees to revise its revenue recognition policy in future filings to specifically address each of the products and services it sells.

ITEM 8A—Controls and Procedures, page 24

2.
Question: We note your proposed disclosure in response to prior comment number 4 includes the statement “Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 10-KSB fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods and the date presented.” Such disclosure appears to be qualifying management’s conclusions with respect to your disclosure controls and procedures. Please remove this statement from your proposed and future disclosures.

Response:  In response to Comments 2, we will amended and file with the Commission  our Annual Report on Form 10-KSB for the year ended December 31, 2007 upon acceptance of our response from the Commission on Comment 1.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4.                      Controls and Procedures, page 17

3.
Question: We have read your proposed disclosure in response to prior comment number 7. Please note that Form 10-Q does not require a response to Item 308(a) or (b) of Regulation S-X. Please remove Management’s Annual Report on Internal Control over

Financial Reporting and your Remediation Plan for Material Weaknesses from your proposed disclosure and confirm that you will revise in future filings the similar disclosure included in your Form 10-Q for fiscal quarter ended June 30, 2008.

Response: In response to Comments 2, we will amended and file with the Commission  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 upon acceptance of our response from the Commission on Comment 2.

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We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us with any additional comments or questions.

Finally, the Company acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosures in its filings,

• SEC staff comments, or changes to disclosure in response to SEC staff comments, do not foreclose the Commission or any person from taking any action with respect to the filing, and

• it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Bruna A. Bucacci

Chief Accounting Officer